September 10, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Mr. Austin Stanton

  Mr. David Gessert

 Re:   CleanSpark, Inc.

  Registration Statement on Form S-4

  Filed August 6, 2024

  File No.  333-281313

Dear Mr. Stanton and Mr. Gessert:

This letter is being furnished on behalf of CleanSpark, Inc. (the “Company,” “we” or “us”) in response to the comment received from the staff of the Division of Corporation Finance Office of Crypto Assets (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 22, 2024, regarding the Company’s Registration Statement on Form S-4 (the “Form S-4”) (File No. 333-281313) filed on August 6, 2024.

The text of the Staff’s comment has been included in bold and italics for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth the Company’s response immediately below the numbered comment.

Form S-4 Filed August 6, 2024

General

1.

Please confirm your understanding that we will not be in a position to declare your Form S-4 effective until all outstanding comments regarding your Form 10-K for the fiscal year ended September 30, 2023 have been resolved.

Response: On September 4, 2024, the Staff advised the Company that it has completed its review of the Company’s Form 10-K for the fiscal years ended September 30, 2022 and September 30, 2023. Concurrently with this letter, on September 10, 2024, the Company has filed Amendment No. 1 to the Form S-4. The Company intends to seek effectiveness of the Form S-4 from the Staff shortly thereafter.

We appreciate the Staff’s time and attention, and we hope that the foregoing has been responsive to the Staff’s comments. If you have any further questions or need any additional information, please feel free to contact the undersigned at 702-989-7692 or Christopher J. Bellini of our counsel Cozen O’Connor at 612-260-9029 or cbellini@cozen.com at your convenience.

Sincerely,

/s/ Zachary K. Bradford
Zachary K. Bradford
Chief Executive Officer

cc: Christopher J. Bellini
Mehrnaz Jalali
Cozen O’Connor

Mark D. Wood

Katten Muchin Rosenman LLP

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